Exhibit 3

EXECUTION VERSION

TENDER AND VOTING AGREEMENT

This TENDER AND VOTING AGREEMENT (this “Agreement”) dated July 11, 2013, among Steel Excel Inc., a Delaware corporation (“Purchaser”); iGo, Inc., a Delaware corporation (the “Company”) (only with respect to Section 6 and Section 10 hereof and as a third party beneficiary of Section 4(f) hereof); and Adage Capital Partners, L.P., a Delaware limited partnership (“Stockholder”).

WHEREAS, concurrently herewith, Purchaser and the Company are entering into a Stock Purchase and Sale Agreement (as such agreement may hereafter be amended from time to time, the “Purchase and Sale Agreement”), pursuant to which Purchaser will commence a tender offer (the “Offer”) to acquire 44.0% of the issued and outstanding shares (the “Target Shares”) of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) on a fully diluted basis, at a price per Target Share of $3.95 (such per Target Share amount, the “Offer Price”);

WHEREAS, if, after the consummation of the Offer, Purchaser does not hold 44.0% of the shares of Company Common Stock then outstanding on a fully diluted basis, and subject to the approval of the stockholders of the Company if required by applicable law, the parties will commence a transaction whereby the Purchaser will purchase, and the Company will sell, such number of newly issued shares of Company Common Stock (the “Top-Up Shares”) that, together with the shares acquired in the Offer, constitute 44.0% of the shares of Company Common Stock then outstanding on a fully diluted basis, as adjusted for the Top-Up Shares (the “Top-Up Purchase”), at the Offer Price; and

WHEREAS, as a condition and material inducement to entering into the Purchase and Sale Agreement, Purchaser has required that Stockholder agrees, and Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1.     Definitions. For purposes of this Agreement:

(a)     “Beneficially Own” or “Beneficial Ownership” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) under the Exchange Act.

(b)     “Person” shall mean any individual, corporation, partnership, limited partnership, joint venture, association, trust, unincorporated organization, limited liability company or other entity.

2.     Tender of Shares.

(a)     Stockholder hereby agrees to validly tender or cause to be tendered to Purchaser pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer pursuant to Article 1 of the Purchase and Sale Agreement and Rule 14d-2 under the Exchange Act, the number of outstanding shares of Company Common Stock Beneficially Owned by it as set forth on the signature page hereto (the “Existing Shares”), and not to withdraw the Existing Shares, or cause the Existing Shares to be withdrawn, from the Offer at any time (except following the termination or expiration of the Offer without Purchaser purchasing all shares of Company Common Stock tendered pursuant to the Offer in accordance with its terms). If Stockholder acquires Beneficial Ownership of any outstanding shares of Company Common Stock after the date hereof and prior to the termination of this Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution or otherwise (together with the Existing Shares, the “Shares”), Stockholder shall validly tender such Shares or cause such Shares to be tendered to Purchaser pursuant to and in accordance with the Offer, not later than the fifth business day after commencement of the Offer pursuant to Article 1 of the Purchase and Sale Agreement and Rule 14d-2 of the Exchange Act or, if acquired later than such time, on or before the fifth business day after such acquisition, but in any event prior to the expiration date of the Offer, and not withdraw such Shares, or cause such Shares to be withdrawn, from the Offer at any time (except in accordance with the provisions of this Agreement). Stockholder shall not withdraw any Shares so tendered unless this Agreement is terminated or otherwise terminates in accordance with its terms under Section 7 hereof or the Offer is terminated or has expired without Purchaser purchasing all shares of Company Common Stock validly tendered in the Offer and not withdrawn. Notwithstanding the foregoing, Stockholder may decline to tender, or may withdraw, any and all of the Stockholder’s Shares if, without the consent of Stockholder, Purchaser amends the Offer to (i) reduce the Offer Price for the Shares in the Offer, (ii) reduce the number of shares of Company Common Stock subject to the Offer, (iii) change the form of consideration payable in the Offer (iv) change the “Minimum Condition,” which is contemplated to require tender of 30% of the fully diluted shares of Company Common Stock, or (v) amend or modify any term or condition of the Offer in a manner adverse to the Stockholder (other than insignificant changes or amendments or other than to waive any condition other than the Minimum Condition which the parties agree cannot be waived or reduced). Stockholder shall give Purchaser at least two (2) business days’ prior notice of any withdrawal of its Shares pursuant to the immediately preceding proviso.

(b)     Stockholder hereby acknowledges and agrees that the obligation of Purchaser to accept for payment and pay for any Shares in the Offer, including the Shares Beneficially Owned by Stockholder, shall be subject to the terms and conditions of the Offer.

(c)     Purchaser shall return to Stockholder all materials tendered by Stockholder to Purchaser promptly after the termination or expiration of the Offer without Purchaser purchasing such Shares of Company Common Stock tendered pursuant to the Offer in accordance with its terms.

(d)     Stockholder hereby agrees to permit Purchaser to publish and disclose in the Offer documents, and, if the approval of the Company’s stockholders is required under applicable law, the proxy statement seeking such stockholder approval (including all documents and schedules filed with the SEC), its identity and ownership of Company Common Stock and the nature of its obligations, commitments, arrangements and understandings under this Agreement.

3.     Provisions Concerning Company Common Stock.

(a)     Except as otherwise agreed to in writing by Purchaser in advance, during the term of this Agreement, the Stockholder irrevocably agrees to vote (or cause to be voted) the Shares, whether issued, heretofore owned or hereafter acquired, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock: (i) in favor of approving the Top-Up Purchase and each of the other transactions contemplated by the Purchase and Sale Agreement and this Agreement and any actions required in furtherance thereof and hereof (the “Transactions”); (ii) in favor of an amendment to the certificate of incorporation and bylaws of the Company to implement a restriction to prevent any new stockholders from acquiring shares representing 4.9% (or, if approved by the Board of Directors of the Company, 3.0%) or more of the outstanding shares of Company Common Stock (the “Acquisition Restrictions”), (iii) against the following actions, agreements or transactions (other than the Top-Up Purchase and the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Company, (2) any change in the present capitalization of the Company or any amendment of the organizational documents of the Company (other than the Acquisition Restrictions), (3) any other material change in the Company’s corporate structure or business, or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Top-Up Purchase or the other Transactions contemplated by this Agreement and the Purchase and Sale Agreement. Stockholder shall not enter into any contract with any Person, the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 3.

(b)     Stockholder hereby irrevocably appoints Purchaser and each of its executive officers, in their capacities as officers of Purchaser, and any of them (the “Grantees”), as Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of Stockholder, to vote the Shares or grant a consent or approval or dissent or disapproval in respect of such Shares in accordance with Section 3(a) hereof and in the discretion of the Grantees on any adjournment proposal as shall properly be presented at any meeting of stockholders of the Company at which any of the matters described in Section 3(a) hereof is to be considered and at any adjournment or postponement thereof. Stockholder represents that any proxies heretofore given in respect of the Shares that may still be in effect are not irrevocable, and such proxies are hereby revoked. Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3(b) is given in connection with the execution of the Purchase and Sale Agreement, that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement and that such irrevocable proxy is coupled with an interest and may under no circumstances be revoked prior to termination of this Agreement in accordance with Section 7 hereof. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the General Corporation Law of the State of Delaware. Notwithstanding this Section 3(b), the proxy granted by Stockholder shall be revoked upon termination of this Agreement in accordance with its terms. The Grantees may not exercise this irrevocable proxy on any other matter except as provided above. Stockholder shall retain at all times the right to vote the Shares in Stockholder’s sole discretion and without any other limitation on all matters other than those set forth in Section 3(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally. Purchaser may terminate this proxy with respect to Stockholder at any time at its sole election by written notice provided to Stockholder. If Stockholder is not the record owner of all the Shares, the Stockholder shall cause the record owner thereof to execute and grant an irrevocable proxy conforming to the above provisions of this Section 3(b).

4.     Other Covenants, Representations and Warranties. As of the date of this Agreement, Stockholder hereby represents, warrants, covenants and agrees as follows:

(a)     Ownership of Shares. Stockholder is either (i) the record and Beneficial Owner of, or (ii) the Beneficial Owner but not the record holder of the number of Shares set forth on Exhibit A hereto. On the date hereof, the Existing Shares set forth on Exhibit A hereto constitute all of the outstanding Shares owned of record or Beneficially Owned by Stockholder. Stockholder has good, valid and marketable title to the Existing Shares and, immediately prior to the transfer of Shares to Purchaser in the Offer, will have good, valid and marketable title to the Shares, in each case, free and clear of all encumbrances (other than encumbrances created by the Purchase and Sale Agreement or this Agreement and other than restrictions on transfer under applicable securities laws). Without limiting the foregoing, Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 and Section 3 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to enter into and perform all of its obligations under this Agreement, in each case, with respect to all of the Existing Shares set forth on Exhibit A hereto, with no limitations, qualifications or restrictions on such rights.

(b)     Power; Binding Agreement. Stockholder has the full legal capacity, power and authority to enter into and perform all of Stockholder’s obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any other agreement to which Stockholder is a party, including any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws relating to creditors’ rights and to general principles of equity. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Stockholder is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by Stockholder of the transactions contemplated hereby.

(c)     No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of any applicable organizational documents of Stockholder, if any, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any contract or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties or assets may be bound, or (C) violate any law or authorizations of any governmental authority applicable to Stockholder or any of Stockholder’s properties or assets.

(d)     No Encumbrances. Except as applicable in connection with the transactions contemplated by Section 2 hereof, Stockholder’s Shares and any certificates representing such Shares are now, and at all times during the term of this Agreement will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all liens and encumbrances, proxies, voting trusts or agreements, understandings or arrangements, except for any such liens and encumbrances, proxies, voting trusts or agreements, understandings or arrangements arising hereunder.

(e)     No Finder’s Fees. No broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission from Stockholder in connection with the transactions contemplated hereby based upon arrangements made by Stockholder.

(f)     No Solicitation. Stockholder shall not, directly or indirectly, solicit, initiate, or knowingly or intentionally encourage or facilitate any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal (as defined in Exhibit B hereto), or, except and only to the extent that the Company and its representatives would be expressly permitted to do so under Section 5.6 of the Purchase and Sale Agreement, enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information with respect to, assist or participate in any effort or attempt by any Person with respect to, or otherwise knowingly or intentionally cooperate in any way with, any Takeover Proposal. If Stockholder receives any such inquiry, offer or proposal, then Stockholder shall promptly advise the Company of the existence thereof. Stockholder will immediately cease any existing discussions or negotiations with any Person (other than Purchaser and its affiliates) conducted by Stockholder heretofore with respect to any Takeover Proposal. A draft copy of Section 5.6 of the Purchase and Sale Agreement is attached hereto as Exhibit B.

(g)     Restrictions on Transfer, Proxies and Non-interference. Except as applicable in connection with the transactions contemplated by Section 2 hereof or otherwise with the consent of the Company and Purchaser, Stockholder shall not, directly or indirectly: (i) except as contemplated by this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, trade, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Stockholder acknowledges and agrees that any purported transfer of the Shares in violation of this Agreement shall be null and void and any such purported transfer may be enjoined by the Company or Purchaser.

(h)     Waiver of Appraisal Rights. Stockholder hereby waives any rights of appraisal in connection with, or rights to dissent from, the Transactions that Stockholder may have.

(i)     Reliance on Agreement. Stockholder understands and acknowledges that Purchaser is entering into, and causing Purchaser to enter into, the Purchase and Sale Agreement in reliance upon Stockholder’s execution and delivery of this Agreement and acknowledges that this Agreement is granted in consideration for the execution and delivery of the Purchase and Sale Agreement by Purchaser.

5.     Purchaser Representations and Warranties. As of the date of this Agreement, Purchaser hereby represents and warrants as follows:

(a)     Power; Binding Agreement. Purchaser is a corporation, duly organized and validly existing under the laws of the State of Delaware. Purchaser has the full legal capacity, power and authority to enter into and perform all of Purchaser’s obligations under this Agreement. The execution, delivery and performance of this Agreement by Purchaser will not violate any other agreement to which Purchaser is a party. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding agreement of Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws relating to creditors’ rights and to general principles of equity.

(b)     No Conflicts. Except for filings with the SEC, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby and none of the execution and delivery of this Agreement by Purchaser, the consummation by Purchaser of the transactions contemplated hereby or compliance by Purchaser with any of the provisions hereof shall (A) conflict with or result in a breach of any applicable organizational documents of Purchaser, if any, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any contract or other instrument or obligation of any kind to which Purchaser is a party or by which Purchaser or any of their respective material properties or assets may be bound, or (C) violate any legal requirements or government order applicable to Purchaser or any of Purchaser’s material properties or assets.

6.     No Transfer Requests. Stockholder covenants and agrees that Stockholder shall not request that the Company, and the Company shall not, register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of Stockholder’s Shares, unless such transfer is made in compliance with this Agreement (including the provisions of Section 2 and Section 4(g) hereof). In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged. While this Agreement is in effect, Stockholder will notify Purchaser promptly (and in any event within two business days after the acquisition thereof) if Stockholder acquires legal or Beneficial Ownership of any Shares after the date of this Agreement. Each stock certificate evidencing Shares that is issued in the name of Stockholder on or after the date of this Agreement shall bear a legend indicating that such Shares are subject to the terms of this Agreement and any transferee of the Shares evidenced by the stock certificate takes the Shares subject to the terms of this Agreement.

7.     Termination.

(a)     Except as set forth in Sections 7(b), (c) and (d), the covenants and agreements contained herein shall terminate upon the earliest of (i) the closing of the Offer or, if commenced, Top-Up Purchase , (ii) the mutual written agreement of Purchaser and Stockholder, (iii) the termination of the Offer prior to the acceptance of shares of Company Common Stock for payment in the Offer, and (iv) the termination of the Purchase and Sale Agreement in accordance with its terms; provided, however, that (i) nothing herein shall relieve any party from liability for any material breach of this Agreement, and (ii) this Section 7 and Section 10 shall survive any termination of this Agreement.

(b)     The covenants and agreements contained in Section 4(h) hereof shall continue in effect after the closing of the Offer or, if commenced, the closing of the Top-Up Purchase.

(c)     The covenants and agreements contained in Section 3 shall terminate upon effective date of the Acquisition Restrictions.

(d)     The covenants and agreements contained in Section 4(g) and Section 6 shall terminate upon the third anniversary of the date of this Agreement.

8.     Stockholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director of the Company makes any agreement or understanding herein in his or her capacity as such director. Stockholder is signing this Agreement solely in its capacity as the record and Beneficial Owner of, or the trustee of a trust whose beneficiaries are the Beneficial Owners of, Shares.

9.     Confidentiality. Stockholder recognizes that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, Stockholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than Stockholder’s counsel and advisors, if any) without the prior written consent of Purchaser, except for disclosures permitted by the Purchase and Sale Agreement, filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures Stockholder’s counsel advises are necessary in order to fulfill Stockholder’s obligations imposed by applicable law, in which event Stockholder shall give notice of such disclosure to Purchaser as promptly as practicable so as to enable Purchaser to seek a protective order from a court of competent jurisdiction with respect thereto.

10.     Miscellaneous.

(a)     Certain Events. Stockholder agrees that this Agreement and the obligations hereunder shall attach to Stockholder’s Shares and shall be binding upon any Person to which legal or Beneficial Ownership of such Shares shall pass, whether by operation of law or otherwise, including Stockholder’s heirs, guardians, administrators or successors. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

(b)     Amendments. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Purchaser, Stockholder and, if creating or changing obligations of the Company, the Company.

(c)     Remedies Cumulative; Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

(d)     Entire Agreement. This Agreement, together with the other documents referred to herein, constitutes the entire agreement among the parties to this Agreement with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between any of the parties with respect to the subject matter hereof.

(e)     Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or other electronic transmission, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(f)     Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(g)     Consent to Jurisdiction; Venue. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement, the Offer, the Top-Up Purchase or any of the other Transactions, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement or any of the Transactions in any court other than a state or federal court located in the State of Delaware or the Court of Chancery of the State of Delaware.

(h)     Waiver of Jury Trial. Each of the parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the Transactions.

(i)     Assignment. This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void; provided, that Purchaser may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.

(j)     No Third Party Beneficiaries. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement.

(k)     Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight courier or by facsimile (upon confirmation of receipt) to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Stockholder:	To the address set forth on the signature pages hereto

If to Purchaser:	Steel Excel Inc. 590 Madison Ave., 32nd Floor New York, NY 10022 Attention: Jack L. Howard Facsimile: (212) 520-2301

copy to:	JRA Law Partners LLP 235 Pine Street Suite 1300 San Francisco, California 94104 Attention: Andrew H. Pontious Facsimile No.: (415) 788-6929

If to the Company:	iGo, Inc. 17800 N. Perimeter Drive Suite 200 Scottsdale, Arizona 85255 Attention: Michael D. Heil, Chief Executive Officer Facsimile: (480) 596-0349

copy to:	DLA Piper LLP (US) 2525 East Camelback Road Suite 1000 Phoenix, Arizona 85016 Attention: Steven D. Pidgeon Facsimile: (480) 606-5524

Notice so given shall (in the case of notice so given by mail or overnight courier) be deemed to be given when received and (in the case of notice so given by facsimile or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.

(l)     Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(m)     Enforcement. Stockholder acknowledges and agrees that Purchaser would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by Stockholder could not be adequately compensated by monetary damages alone. Accordingly, in addition to any other right or remedy to which Purchaser may be entitled, at law or in equity, each shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

(n)     Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

(o)     Further Assurances. From time to time, at any party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, Purchaser, Company and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

PURCHASER: STEEL EXCEL INC.	COMPANY: IGO, INC.

By:	By:
Name:	Name:
Its:	Its:

STOCKHOLDER: ADAGE CAPITAL PARTNERS, L.P.

By:
Name:
Its:

Address of Stockholder:

[Signature page to Tender and Voting Agreement]

Exhibit A

Shares Owned by Stockholder

612,457 shares of Company Common Stock

Exhibit B

Draft Section 5.6 of the Purchase and Sale Agreement

SECTION 5.6 No Solicitation.

(a)     From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any officer, director or employee of the Company or of any of the Company Subsidiaries to, nor shall it authorize any financial advisor, attorney or other advisor or representative of the Company or any of the Company Subsidiaries to, directly or indirectly, (i) solicit, initiate, or knowingly take any action to facilitate or encourage the submission of, any Takeover Proposal (as hereinafter defined), (ii) approve or recommend any Takeover Proposal, enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing), (iii) participate or engage in any discussions or negotiations regarding, or furnish or afford access to any Person any information with respect to, or knowingly take any action to facilitate or encourage any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries or (v) fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Purchaser, the Company recommendations referred to in Section 2.3(b); provided, however, that prior to the Effective Time, in response to an unsolicited written Takeover Proposal from a third party (and not withdrawn) that the Company Board determines in good faith (after receiving the advice of its financial advisor and outside counsel) is, or would reasonably be expected to result in or lead to, a Superior Proposal and that the failure to take such action would create a material risk of a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable Law, the Company and its representatives may (x) furnish information with respect to the Company and the Company Subsidiaries to the person making such Takeover Proposal and its representatives pursuant to a confidentiality agreement in customary form that is no less favorable to the Company than the Confidentiality Agreement (except that such confidentiality agreement shall contain additional provisions that expressly permit the Company to comply with the provisions of this Section 5.6) and (y) conduct such additional discussions as the Company Board shall determine (including solicitation of a revised Takeover Proposal). The Company shall ensure that its officers, directors and key employees and its investment bankers, attorneys and other representatives are aware of the provisions of this Section 5.6(a).

(b)     Notwithstanding the provisions of Section 5.6(a), at any time prior to the Effective Time, the Company Board (or the applicable committee thereof) may (i) withdraw (or amend or modify in a manner adverse to Purchaser), or publicly propose to withdraw (or amend or modify in a manner adverse to Purchaser), the recommendation or declaration of advisability by the Company Board of this Agreement, the Offer, the Top-Up Purchase or the other Transactions, (ii) recommend, or publicly propose to recommend, any Takeover Proposal, or (iii) to the extent permitted pursuant to and in compliance with Section 7.1(e)(i), authorize and allow the Company to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal; provided that the Company Board (or the applicable committee thereof) determines in good faith (after receiving the advice of its financial advisor and outside counsel) that the failure to take such action would create a material risk of a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable Law.

(c)     Nothing contained in this Section 5.6 shall prohibit the Company or the Company Board from (i) taking and disclosing to the holders of Company Common Stock a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) from making any disclosure to the holders of Company Common Stock, if in the good faith judgment of the Company Board (after consultation with outside counsel), failure to do so would be inconsistent with its obligations under applicable Law (including the Company Board’s duties of good faith and candor to the holders of Company Common Stock); provided that the Company Board shall not recommend that the stockholders of the Company tender their Company Common Stock in connection with any such tender or exchange offer unless the Company Board determines in good faith (after receiving the advice of its financial advisor) that such Takeover Proposal constitutes a Superior Proposal.

(d)     For purposes of this Agreement:

(i)     “Takeover Proposal” shall mean any bona fide proposal or offer (and not withdrawn) from any Person (other than Purchaser or any of its Affiliates) relating to any acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, direct or indirect business combination, asset acquisition or other similar transaction involving the Company or any Company Subsidiary of (A) the assets or businesses that constitute or represent 20% or more of the total revenue, operating income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole, or (B) 20% or more of the outstanding shares of Company Common Stock, in each case other than the Transactions.

(ii)     “Superior Proposal” means any bona fide written offer (which is not withdrawn) in respect of (i) any transaction as a result of which the holders of Company Common Stock cease to own at least 44% of the voting securities, on a fully diluted basis (subject to reduction as provided for in Section 1.3) of the ultimate parent entity resulting from such transaction or sale of all or substantially all of the assets of the Company, or (ii) a merger, consolidation, reorganization, share exchange, recapitalization, liquidation, direct or indirect business combination, or other similar transaction involving the acquisition of at least 44% of the outstanding Company Common Stock, on a fully diluted basis (subject to reduction as provided for in Section 1.3), that in any such case provides for consideration to the holders of Company Common Stock consisting of cash, securities or both cash and securities (it being understood that securities retained by the holders of Company Common Stock be included for purposes of this determination), and is on terms that the Company Board determines in its good faith judgment (after receipt of the advice of its financial advisor and outside counsel), taking into account all relevant factors, including the price, form of consideration, closing conditions, legal and regulatory requirements, the ability to finance the proposal, anticipated timing of and prospects for consummating the transaction contemplated by the proposal, the identity of the party making the proposal and other aspects of the proposal that the Company Board deems relevant, (A) would, if consummated, result in a transaction that is more favorable to the holders of Company Common Stock from a financial point of view than the Transactions (including the terms of any proposal by Purchaser to modify the terms of the Transactions) and (B) is reasonably capable of being completed on the terms proposed.

(e)     In addition to the other obligations of the Company set forth in this Section 5.6, the Company shall (i) promptly notify Purchaser orally and in writing of any request for information with respect to any Takeover Proposal, or any inquiry with respect to or which could reasonably be expected to result in a Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry, and the identity of the Person making the same; (ii) contemporaneously with furnishing any non-public information concerning the Company's business, present or future performance, financial condition or results of operations, to any third party with respect to any Takeover Proposal, furnish or make available such information to Purchaser to the extent such information has not been previously provided to Purchaser (which may be by posting such information to a "virtual data room" available to Purchaser with written notice of such posting to Purchaser), (iii) provide to Purchaser three business days’ written notice prior to (A) withholding, withdrawing, amending or modifying in a manner adverse to Purchaser, or publicly proposing to withhold, withdraw, amend or modify in a manner adverse to Purchaser the Company recommendations referred to in Section 2.3(b) or (B) entering into a binding written agreement concerning a transaction that constitutes a Superior Proposal as set forth in Section 5.6(b), advising Purchaser that the Company Board intends to take such action and specifying the reasons therefor, including the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board and the identity of the Person making the proposal; and (iv) if Purchaser shall make a counterproposal following delivery of written notice of a Takeover Proposal or Superior Proposal, consider and cause its financial and legal advisors to consider in good faith the terms of such counterproposal.